SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Aviva Directors/Persons Discharging Managerial Responsibility and Connected Persons - Notification of Exchange of Awards and Sale of Aviva plc ordinary shares of 25p each ("Shares") and Surrender of Share Options on 30 March 2010
Exchange of Awards
Aviva plc (the "Company") has today received notification from the following Directors/Persons Discharging Managerial Responsibilities ("PDMRs") that, on 30 March 2010, the following conditional awards over Shares (the "Original Awards"), granted under the Aviva Annual Bonus Plan 2005 (the "Plan") in 2008 and 2009, were exchanged for equivalent awards (the "Exchanged Awards") in respect of Shares granted under the Plan.
The Company has also today received notification that, on 30 March 2010, the same Directors/PDMRs sold the number of Shares specified in the table below to cover the tax liability due on the exchange. The remaining Shares under the Exchanged Awards continue to be subject to the terms of the Original Awards.
Details of these transactions are set out below:
Name of Director/PDMR	Date of grant of Original Award	Number of Shares subject to Original Award	Number of Shares sold to cover tax*	Number of Shares subject to Exchanged Awards
Andrew Moss	31.03.2008	93,567	38,459	55,108
Andrew Moss	26.03.2009	195,876	80,511	115,365
Mark Hodges	31.03.2008	55,785	22,930	32,855
Mark Hodges	26.03.2009	138,561	56,952	81,609
John Ainley	31.03.2008	34,701	14,264	20,437
John Ainley	26.03.2009	73,294	30,125	43,169
Amanda Mackenzie	26.03.2009	57,902	23,800	34,102
Robin Spencer	31.03.2008	23,500	9,660	13,840
Robin Spencer	26.03.2009	82,819	34,041	48,778
*The sale of shares took place on the London Stock Exchange, at a price of
386.87
pence per share.

Under normal circumstances, Shares subject to the Exchanged Awards will only cease to be subject to forfeiture at the end of a three year vesting period which began on the date of grant listed above, subject to the participant's continued employment.
Surrender of Share Options
The Company has received notification that, on 29 March 2010, Robin Spencer, a PDMR, irrevocably surrendered his option over 73 Shares granted under the CGNU Executive Share Option Scheme (Approved) 1997 on 29 September 2000 and his option over 1,192 Shares granted under the Aviva Executive Share Option Plan on 31 August 2001. No consideration is payable for the surrender of the options.
This notification is made in accordance with DTR 3.1.4. The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

For press enquiries please contact :
Andrew Reid, Head of Group Media Relations                    +44 (0)20 7662 3131
Sue Winston, Head of Group Media Relations                   +44 (0)20 7662 8221

For any other queries please contact:
Kirsty Cooper, Deputy Group Company Secretary             +44 (0)20 7662 6646
Liz Nicholls, Assistant Company Secretary                       +44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 March 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary